September 23, 2011

David R. Humphrey, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

RE:        Champion Industries, Inc.
File No. 0-21084
Form 10-K for the Fiscal Year Ended October 31, 2010
Filed January 28, 2011
Definitive Proxy Statement on Schedule 14A
Filed February 11, 2011

Dear Mr. Humphrey:

We are in receipt of your letter dated September 9, 2011 providing comments on the referenced filings for Champion Industries, Inc. (the “Company”).  The Company’s responses are set forth below and are keyed to the staff’s comment letter.

Form 10-K for the Fiscal Year Ended October 31, 2010

Risk Factors, page 17

General

1.
Please confirm that in future filings you will remove the words "including risks not presently know or currently deemed immaterial by us." This section should identify all known material risks and should not reference unknown or immaterial risks.

Company Response:

The Company will comply with the previous staff comment in all future filings to remove the words from its Form 10-K: “including risks not presently known or deemed immaterial by us." The Company also will comply with the previous staff comment to identify only known material risks and will not reference unknown or immaterial risks. The existing introductory paragraph on Page 17, Risk Factors shall be replaced with the following paragraph to the extent included in future filings:

The Company’s business and financial results are subject to various risks and uncertainties, including those described below, that could adversely affect our business, financial condition, results of operations and cash flows.

Dependence on Marshall T. Reynolds; Control of the Company, page 17

2.
In future filings, please revise this risk factor to discuss the risks attendant to the fact that Mr. Reynolds has pledged a significant number of his shares as collateral to secure loans made by him. Disclose the specific percentage and number of the collateralized shares.

Company Response:

We will comply with the previous staff comment in all future filings to disclose the specific percentage and number of shares pledged by Mr. Reynolds by addition of the following narrative (as of the most current proxy date February 11, 2011):

“Mr. Reynolds and Harrah and Reynolds have pledged 3,771,500 of these shares (constituting 79.3% of all outstanding shares beneficially owned by Mr. Reynolds) as collateral to secure loans made to Mr. Reynolds or Harrah and Reynolds in the ordinary course of business by several commercial banks.  Any disposition of such pledged shares upon a default by Mr. Reynolds or Harrah and Reynolds under such loans could result in a change in control of the Company or adversely affect the prevailing market price of the common stock.  The Company has no reason to believe that any such default will occur.”

Management's Discussion and Analysis

Results of Operations, page 31

3.
We note your tabular presentation here and in the statements of operations where consolidated gross profit is presented and can be readily computed for each of your three segments. We also note your tabular disclosure in the segment note to the audited financial statements, providing a line item for operating income by segment. Your MD&A discussion includes a discussion of revenues by segment, but omits any discussion of segment profitability. Please expand your discussion in MD&A to also include disclosure of your segment profitability based on the measure used by your chief operating decision maker in assessing segment performance and allocating resources.  We refer you to paragraph (a) of Item 303 of Regulation S-K for a discussion of segment information.

Company Response:

The Company will revise its future filings to discuss segment profitability in a manner consistent with its current discussion of segment revenues. The following is an expanded discussion for Form 10K dated January 28, 2011 for fiscal year ended October 31, 2010 for illustrative purposes:

Year Ended October 31, 2010 Compared to Year Ended October 31, 2009

The printing segment reported improved profitability in 2010 with operating income increasing to $0.2 million from a loss of $(1.2) million, in 2009. This improvement was driven by the cost reduction initiatives implemented by the Company to reduce overhead and to rationalize the Company’s cost structure in light of the current economic climate primarily related to the sales compression experienced by the Company in recent periods. Therefore, of the $5.5 million of SG&A reductions approximately $3.3 million of these reductions were attributable to the printing segment. These cost reductions were partially offset by lower sales, which were partially mitigated by improved gross profit percent.

The office products and office furniture segment reported operating profits of $2.1 million, in 2010 compared to $2.3 million, in 2009. This represented a decrease in profitability of  $0.2 million or 10%. This decrease is primarily the result of lower gross margin dollar contribution, due to both lower sales and gross profit percent compression attributable to lower margins on office furniture sales in 2010.

The newspaper segment reported a substantial improvement in operating income from a loss of $(38.7) million, in 2009 to a profit of $3.1 million, in 2010. The operating loss in 2009 was primarily the result of a pre-tax impairment charge associated with goodwill and other intangible assets aggregating $41.1 million, thus reducing operating income in 2009.

Year Ended October 31, 2009 Compared to Year Ended October 31, 2008(Restated)

The printing segment profitability declined in 2009 from 2008 levels. The Company reported printing operating loss of ($1.2) million, in 2009 compared to operating income of $5.5 million, in 2008. The reduced profitability in the printing segment was primarily attributable to two factors: (1) a substantial sales reduction resulting primarily from the global economic crisis and (2) an impact on profitability of remaining sales which resulted in gross margin percent compaction resulting from higher material, labor and overhead costs as a percent of printing sales. These reductions were partially offset by management’s efforts to reduce costs, both on a cost of sales basis and on an SG&A basis, as part of the Company’s response to the impact of the global economic crisis.

The office products and office furniture segment reported operating income of $2.3 million in 2009 and operating income of $3.6 million, in 2008. This decrease in operating income was primarily attributable to a reduction in sales coupled with margin compression. The Company believes both the sales declines and margin compression were attributable to the global economic crisis.

The newspaper segment reported a decline in operating income from 2008 to 2009. Operating income in 2008 was $3.6 million compared to an operating loss in 2009 of $(38.7) million. The operating loss in 2009 was primarily the result of a pre-tax impairment charge associated with goodwill and other intangible assets of $41.1 million in 2009, thus reducing operating income for 2009.

Signatures, page 50

4.
Please confirm that in future filings you will revise the second half of your signature page to include the signatures of your principal executive officer, principal financial officer and principal accounting officer or controller so that they sign the Form 10-K not only on behalf the registrant but also in their individual capacities. Refer to General Instruction D(2)(a) of Form IO-K.

Company Response:

The Company will comply with the previous staff comment in all future filings to revise the second half of the signature page of Form 10-K by having the principal executive officer, principal financial officer and principal accounting officer sign the Form 10-K in their individual capacities with directors.

Financial Statements

Note 6. Related Party Transactions and Operating Lease Commitments, page F-20

5.
Reference is made to your discussion of the $3.0 million promissory note and the $2.5 million promissory note payable to Marshall T. Reynolds, your Chief Executive Officer and majority shareholder. In light of the significance of these amounts, please disclose these related party loans as a separate line in your balance sheet, such as loans due to shareholder. Similarly, the related party interest expense on these promissory notes should be shown as a separate line item in the statements of operations, such as interest expense-related party.

Company Response:

The Company will revise future filings to address the Related Party nature of the amounts discussed above. The interest expense associated with the $3.0 million promissory note was approximately $80,000 for the twelve months ended October 31, 2010.

The $3.0 million promissory note will be disclosed as a separate line item in future filings. This note was subsequently converted to equity after the applicable filing date. However, prior year amounts will properly reflect the disclosure for separate line items in comparative financial statements. The $2.5 million promissory note referenced above is further discussed in item 6 below.

6.
It is unclear to us where the $2.5 million promissory note is reflected on your October 31, 2010 balance sheet, and whether or not you have accrued any interest expense on this debt. Please advise in detail, or revise the financial statements accordingly. We note this $2.5 million promissory note arose from the Contribution Agreement, dated March 31, 2010, pursuant to which Mr. Reynolds deposited $2.5 million as cash collateral with the Administrative Agent in the event of a default by you under your Credit Agreement. As such, it appears this $2.5 million deposit was made on your behalf and thus should be reflected on your balance sheet as noncurrent restricted cash.

Company Response:

The Company will revise its future filings to expand the disclosure regarding the Subordinated Promissory Note in an amount up to $2.5 million as follows:

As required by the Second Amendment, the Company, Marshall T. Reynolds and the Administrative Agent entered into a Contribution Agreement and Cash Collateral Security Agreement dated March 31, 2010 (the “Contribution Agreement”) pursuant to which Mr. Reynolds deposited $2,500,000 as cash collateral with the Administrative Agent, which the Administrative Agent may withdraw upon an event of default under the Credit Agreement. This cash collateral is in an account in Mr. Reynolds name with the Administrative Agent and is not reflected on the Company’s financial statements at October 31, 2010.

In connection with the Contribution Agreement, the Company has executed and delivered to Mr. Reynolds a Subordinated Promissory Note in an amount up to $2,500,000 (or less, based on draws by the Administrative Agent pursuant to the terms of the Contribution Agreement), payment of principal and interest on which is prohibited prior to January 31, 2011, and thereafter only with the Administrative Agent’s consent. The amount, if any, owed under the Subordinated Promissory Note is contingent upon a draw having been made under the Contribution Agreement. This promissory note was unfunded at the issuance date and at October 31, 2010 and therefore there is no outstanding subordinated debt or accrued interest related to this note, because the Administrative Agent has made no draws on the cash collateral at the issuance date through October 31, 2010. The Subordinated Promissory Note bears interest at the Wall Street Journal prime rate (3.25% at inception and at October 31, 2010), matures September 14, 2014 and is unsecured. In the event of a draw under the terms of the Contribution Agreement, the cash proceeds shall be deemed to be a subordinated loan made by Mr. Reynolds to the Company. Pursuant to the terms of the Contribution Agreement, the triggers which may require a draw and subsequent issuance of subordinated debt include a payment violation, a fixed charge coverage ratio violation and a delivery violation by the Company failing to deliver a Compliance Certificate to the Administrative Agent when due under the Credit Agreement. Upon a draw on Mr. Reynolds’ cash collateral account, he is deemed to have made a loan in like amount under the Contribution Agreement and Subordinated Promissory Note, in amounts up to $2.5 million, the proceeds of which will be used by the Administrative Agent to repay outstanding term loans in the inverse order of maturity.

Supporting supplemental information:

The Subordinated Promissory Note of up to $2.5 million is completely unfunded at the issuance date and at the applicable balance sheet date of October 31, 2010. Since there are no loans at the issuance date the amount of the Subordinated Promissory Note is $-0-. Therefore, the applicable guidance regarding the $2.5 million is defined in the Contribution Agreement. As set forth in the Contribution Agreement Section 3(b), “The proceeds of each Cash Collateral Draw and each L/C Draw shall be deemed to be a Subordinated Loan made by the Shareholder to the Borrower under the Subordinated Note; provided that, the aggregate amount of the Subordinated Loans made by the shareholder pursuant to this Agreement shall in no event exceed $2,500,000.” The Subordinated Promissory Note, in its initial paragraph, provides that the Company promises to pay the principal amount of $2,500,000 “or, if less, the aggregate unpaid principal amount of all Loans (as hereinafter defined) made by the Payee to the Maker under the terms of this Note”.  Accordingly, the amount, if any, owed under the Subordinated Promissory Note is contingent upon a draw having been made under the Contribution Agreement.

 The Subordinated Promissory Note goes on in Part 1 to define loans and incorporates by reference the manner required by the Contribution Agreement. There has been no draw on the cash collateral pursuant to the terms of the Contribution Agreement and therefore there is no balance outstanding under the $2.5 million promissory note. In fact, any funding of any of the subordinated debt will be contingent and based on the sole discretion of the Administrative Agent, Fifth Third Bank pursuant to the applicable guidance within the Contribution Agreement. To further clarify this issue, the Subordinated Promissory Note up to $2.5 million would exist in its current form even if Mr. Reynolds had elected to provide a $2.5 million stand by letter of credit in lieu of the $2.5 million in cash collateral.

Therefore, the Company would have no accrued interest related to the $2.5 million until such time as the $2.5 million in funds or a portion thereof were drawn down by the Administrative Agreement pursuant to the terms of the Contribution Agreement. To date no such draw has been made. The Company believes that the current disclosure is applicable to the facts of this situation. The $2.5 million cash collateral is in an account in Mr. Reynolds name and it may or may not have any future benefit to the Company, since the funds may be released upon the achievement of certain ratios by the Company as defined in the Contribution Agreement. See Section 11, providing for automatic termination upon (iii) occurrence of a Fixed Charge Compliance Trigger (achievement by the Company of a 1.2 to 1.0 Fixed Charge Coverage Ratio for two consecutive fiscal quarters).

Note 9. Industry Segment Information, page F-24

7.
We note the tabular presentation where segment profitability appears to be shown as the line item operating income, notwithstanding the narrative disclosure that" ... these segments are not specifically designed to measure operating income or loss directly related to the products or services included in each segment." Please revise the narrative discussion in the second paragraph to clearly define the profitability measure used by your chief operating decision maker in assessing segment performance and allocating resources, and delete references to the inconsistencies with GAAP. To the extent that the tabular line item operating income is not the measure used by your chief financial officer, please revise the table accordingly to present the appropriate profitability measure, and reconcile this measure to consolidated operating income. Refer to FASB ASC 280-10-50-28 through 31.

Company Response:

The Company will reflect in future filings the corrective disclosures to clearly define the profitability measure used by the chief operating decision maker and to delete references to inconsistencies with GAAP. The following narrative will be added to segment footnote 9 and replace certain existing disclosures.

The Company reports segment information in a manner consistent with the way that our management, including our chief operating decision maker, the Company’s Chief Executive Officer, assesses performance and makes decisions regarding allocation of resources in accordance with the Segment Disclosures Topic of the ASC.

Our financial reporting systems present various data, which is used to operate and measure our operating performance. Our chief operating decision maker utilizes various measures of a segment’s profit or loss including historical internal reporting measures and reporting measures based on product lines with operating income (loss) as the key profitability measure within the segment. Product line reporting is the basis for the organization of our segments and is the most consistent measure used by the chief operating decision maker and conforms with the use of segment operating income or (loss) that is the most consistent with those used in measuring like amounts in the consolidated financial statements.

Definitive Proxy Statement on Schedule l4A

8.	Please confirm that in future filings you will disclose information regarding your securities authorized for issuance under your equity compensation plan pursuant to Item 201(d) or advise.

Company Response:

The Company will comply with the previous staff comment in all future filings to disclose in its definitive proxy statement, per Regulation SK 201(d), information regarding securities authorized for issuance under company equity compensation plans.

Ownership of Shares, page 9

9.
Please confirm that in future filings you will revise to identify the individual or individuals who have voting or investment power with respect to the shares held by the legal entities listed in your principal shareholder table on page nine.

Company Response:

In future filings, the Company will footnote its principal shareholder table as follows:

(1)
Includes 4,238,687 shares through a controlled corporation, The Harrah and Reynolds Corporation (“Harrah and Reynolds”), of which Mr. Reynolds is the sole shareholder and 2,440 shares held by Mr. Reynolds’ wife.  Mr. Reynolds possesses full voting and investment power with respect to all shares listed above, except for the 2,440 shares held by his wife, with respect to which he has no voting or investment power.  Mr. Reynolds and Harrah and Reynolds have pledged 3,771,500 of these shares (constituting 79.3% of all shares beneficially owned by Mr. Reynolds [at the date of the Proxy Statement of February 11, 2011, percentage will change with future filings]) as collateral to secure loans made to Mr. Reynolds or Harrah and Reynolds in the ordinary course of business by several commercial banks.  Any disposition of such pledged shares upon a default by Mr. Reynolds or Harrah and Reynolds under such loans could result in a change of control of the Company.  The Company has no reason to believe that any such default will occur.

(2)
 Based on Schedule 13G filed with the SEC on February 11, 2011, Dimensional Fund Advisors LP, an investment advisor, disclaims beneficial ownership and voting and investment power over these shares, which it states are owned by four unnamed funds to which it renders investment advice.

Supplemental comment:

The Company is unclear how to “identify the individual or individuals who have voting or investment power with respect to shares held by” the investment advisor “legal entity” listed in the principal shareholder table, as the Schedule 13G filed by the investment advisor does not identify such individual(s).

Compensation Discussion and Analysis, page 11

10.
We note your disclosure on page 12 that the annual performance cash bonuses paid to the named executive officers other than the CEO are determined by the CEO based on his "subjective analysis." Please revise future filings to specify, in detail, the various factors that the CEO considered in conducting his analysis to determine the amount of each named executive officer's bonus. We would expect your revised disclosure to include a general discussion of any company-wide, unit, or individual performance metrics or factors considered.

Company Response:

The Company, a smaller reporting company, is unclear as to how to identify or specify factors considered by the CEO in his determination of the base salary and bonus of the named executive officers, as his determination is truly “subjective” and based upon no objective factors frequently used by larger issuers with more complex compensation structures, such as company-wide, unit or individual performance metrics, compensation consultant reports and analyses, or peer group comparisons.  The Company believes that despite the subjective nature of the compensation determination, its compensation structure disclosure is enhanced by voluntarily including the current compensation discussion and analysis in its definitive proxy statement.

11.
We note that the base salary of the named executive officers other than the CEO is determined by the CEO. Please revise future filings to disclose how the CEO sets the compensation of the other named executive officers, including how he determines whether increases in base salary are warranted.

Company Response:

The Company, a smaller reporting company, is unclear as to how to identify or specify factors considered by the CEO in his determination of the base salary and bonus of the named executive officers, as his determination is truly “subjective” and based upon no objective factors frequently used by larger issuers with more complex compensation structures, such as company-wide, unit or individual performance metrics, compensation consultant reports and analyses, or peer group comparisons.  The Company believes that despite the subjective nature of the compensation determination, its compensation structure disclosure is enhanced by voluntarily including the current compensation discussion and analysis in its definitive proxy statement.

The Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the Commission’s request for information.  If there are any questions regarding the foregoing, or if I can be of any assistance to the Commission, please feel free to contact me at 304-528-5492.  Thank you for your consideration and cooperation.

                               Very truly yours,
                               /s/ Todd R. Fry
                               Todd R. Fry, Senior Vice President and Chief Financial Officer

Cc:           Thomas J. Murray, Esq.